Exhibit 99.60
LETTER OF CONSENT
I refer to the Registration Statement on Form 40-F of Quest Rare Minerals Ltd. (the “Corporation”, and such Registration Statement, including all exhibits, the “Registration Statement”).
I consent to the use of (i) the technical report dated September 24, 2010, entitled “Preliminary Economic Assessment on the Strange Lake B Zone, Quebec” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Corporation’s news releases dated September 9, 2010 and September 27, 2010, (ii) the technical report dated April 16, 2010, entitled “Strange Lake Project B Zone Deposit, Québec, National Instrument 43-101 Resource Estimate” (the “Technical Report”), and the extracts from, or summaries of, the Technical Report contained in the Corporation’s news release dated April 7, 2010, and (iii) my name in the Registration Statement.
Yours very truly,
(s) Paul Daigle
Paul Daigle, P.Geo.
Senior Geologist
Wardrop, A Tetra Tech Company
Dated: March 4, 2011